SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

One Group Mutual Funds (“OGMF”) (File No. 811-04236) hereby amends its original Notification of Registration on Form N-8A for the purpose of reflecting the adoption, effective February 19, 2005, and succession by JPMorgan Trust II (the “Trust”) of the OGMF’s registration under Section 8(a) of the Investment Company Act of 1940. In connection with such amended notification of registration, the Trust submits the following information:

A.	Name:

JPMorgan Trust II

B.	Address of Principal Business Office (No. & Street, City, State, Zip Code):

JPMorgan Trust II

522 Fifth Avenue

New York, NY 10036

C.	Telephone Number (including area code):

1-800-480-4111

D.	Name and Address of Agent for Service of Process:

Avery P. Maher, Esq.

J.P. Morgan Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

Copies to:

John Baumgardner, Jr., Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Alan G. Priest, Esq.

Ropes & Gray LLP

One Metro Center

700 12th Street, N.W., Suite 900

Washington, DC 20005-3948

E.	Check Appropriate Box

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

Yes             ☒

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on this 18th day of February 2005.

JPMorgan Trust II
(Registrant)

By:	/s/ GEORGE C.W. GATCH
Name:	George C.W. Gatch
Title:	President

Attest:	/s/ JESSICA K. DITULLIO
Name:	Jessica K. Ditullio
Title:	Assistant Secretary